PSQ Holdings, Inc.

313 Datura Street, Suite 200

West Palm Beach, Florida 33401

May 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Trade & Services

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Acceleration Request for PSQ Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-287154)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PSQ Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-287154 (the “Registration Statement”) be accelerated so that it will become effective at 4:30 P.M., New York City time, on May 16, 2025, or as soon as practicable thereafter.

Please contact Jonathan Talcott of Nelson Mullins Riley & Scarborough LLP via telephone at (202) 689-2806, or via email at jon.talcott@nelsonmullins.com with any questions and please notify him when this request for acceleration has been granted.

Sincerely,

PSQ Holdings, Inc.

/s/ Michael Seifert
Michael Seifert, Chief Executive Officer

cc:	James M. Giudice, Chief Legal Officer and General Counsel.
Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP